Interstate Hotels & Resorts, Inc.

4501 North Fairfax Drive, Suite 500

Arlington, VA 22203

                                                                                                                                  September 9, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Robert Telewicz

Re:	Interstate Hotels & Resorts, Inc.
File No. 001-14331
Annual report on Form 10-K for the year ended December 31, 2007
Quarterly report on Form 10-Q for the quarter ended March 31, 2008
Definitive proxy statement on Schedule 14A for the 2008 Annual Meeting of Stockholders

Dear Mr. Telewicz:

We are writing in response to the additional comment of the staff of the Commission contained in the Commission’s letter addressed to Mr. Bruce A. Riggins, Chief Financial Officer of Interstate Hotels & Resorts, Inc. (“we” or the “Company”), dated August 12, 2008 (the “August 12 Comment Letter”) regarding the above referenced filings. The August 12 Comment Letter was in response to our response letter dated July 31, 2008 to the Commission’s letter dated June 19, 2008.

For your convenience, the headings and numbered response set out below correspond to the headings and numbered comment in the August 12 Comment Letter. The Company’s response to the Commission’s comment is as follows:

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to financial statements

12. Acquisitions and Dispositions, page 75

1.

We have considered your response to our prior comment 1. Given that all of the properties referenced in your response were acquired from affiliates of The Blackstone Group, explain to us how you were able to determine that they were not under common management or common control.

U.S. Securities and Exchange Commission	2

Response to Comment 1

Following the receipt of your initial letter on June 19, 2008, senior management of the Company once again contacted Blackstone and explained that the Commission had raised the question of common control. Blackstone provided information that enabled the Company to conclude that the hotels were, in fact, under common control during 2007, and the acquisitions should have been evaluated as related acquisitions. The Company then performed the Regulation S-X 3-05 significance test which revealed that the combined significance after applying the investment test exceeded 50%. This level of significance requires three years of financial statements for the acquired hotels.

Based on this conclusion, we discussed the information we would require from Blackstone in order to have audited financial statements prepared for the required periods and determined that this information would be difficult, if not impossible, to obtain from Blackstone. We sought permission from the Commission, and have received guidance in the form of a letter received on August 28, 2008 from Ms. Louise M. Dorsey, Associate Chief Accountant, to provide audited financial statements in the form described below.

Based on the letter from Ms. Dorsey, we will provide audited Statements of Revenues and Direct Operating Expenses for all periods required by Rule 3-05 of Regulation S-X, which will include three years of statements and interim statements based on the date of purchase for each of the three hotels (excluding those statements already presented in the Form 8-K/A filed on August 8, 2007 for the Westin Atlanta). In addition, we will provide a Balance Sheet as of December 31, 2006 for the Hilton Houston Westchase and Sheraton Columbia or, if we are not able to obtain audited statements for December 31, 2006, we will file the Statement of Assets Acquired and Liabilities Assumed as of the date of acquisition of each hotel. Again, we will not file a Balance Sheet for the Westin Atlanta as we previously filed this statement in the Form 8-K/A filed on August 8, 2007.

These financial statements will provide the following disclosures in addition to the required pro-forma information:

•	An explanation of the reasons why the full Regulation S-X Rule 3-05 financial statements and other financial information are not available and not presented;
•	A statement that the above financial statements and other financial information cannot be provided without unreasonable effort and expense;

U.S. Securities and Exchange Commission	3

•

A statement that the omission of the full financial statements and other financial information for the acquisitions would not have a material impact on a reader’s understanding of the Company’s financial results and condition and related trends;

•	Describe any material changes in the historical results of operations, liquidity, cash flows and financial resources related to the operations acquired from the date of acquisition, if applicable; and
•	Information in the footnotes about the operating, investing and financing cash flows, where reasonably available.

We expect to complete this filing on Form 8-K/A within 75 days (November 20, 2008) or sooner if possible.

We will also contact the Division’s Office of Chief Counsel to request a no-action letter ruling in order to maintain our Form S-3 filing status upon successful completion of the filing of the Form 8-K/A.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 387-3344 if you have any questions or require any further information in connection with this matter.

Very truly yours,
/s/ Bruce A. Riggins
Bruce A. Riggins Chief Financial Officer

cc:	Kevin Woody Stacie Gorman Jennifer Gowetski Securities and Exchange Commission
Lawrence G. Wee Paul, Weiss, Rifkind, Wharton & Garrison LLP